FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February, 2017

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant's press release dated February 22, 2017, announcing the availability of Ultra-Compact, High Throughput SATCOM Terminal for Unmanned Aircraft Systems (UAS).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 22, 2017	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Announces Availability of Ultra-Compact, High Throughput
SATCOM Terminal for Unmanned Aircraft Systems (UAS)

Miniature lightweight BlackRay 72Ka terminal enables long-endurance missions for very small UAVs

Petah Tikva, Israel, February 22, 2017 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today the commercial availability of an ultra-compact airborne SATCOM terminal for unmanned aircraft systems delivering exceptional throughput for its size.

Tactical, long-endurance unmanned aircraft systems (UAS) are commonly used to gather and send intelligence, surveillance, and reconnaissance (ISR) information to ground stations in real time. Reliable, high-performance satellite communications are crucial for ensuring uninterrupted broadband connectivity in beyond line-of-sight (BLOS) missions.

The newest in Gilat's field-proven family of unmanned aerial terminals, BlackRay 72Ka combines high performance and throughput with a minimal footprint. Weighing less than 5Kg. (11lbs.), the compact BlackRay 72Ka terminal is an ideal solution for even very small-unmanned aerial vehicles (UAVs).

The miniature BlackRay 72Ka is specifically designed to operate with the new generation of Ka-band high throughput satellites (HTS), supporting outstanding data speeds of up to 2 Mbps for any IP-based voice, video or data BLoS application. This highly integrated terminal comprises best-of-breed VSAT technologies developed and manufactured by Gilat.

The BlackRay 72Ka terminal provides full-duplex satellite communication, linking the UAS to its ground control station. The forward link provides command and control capabilities, while the return link transfers sensor data.

"Gilat's unmanned SATCOM solutions enable customers to fully exploit the operational range of the UAS for both commercial and military applications," said Michael (Miki) Barak, VP Mobility Division, at Gilat. "Our new BlackRay 72Ka terminal addresses the tactical need for reduced size and weight, helping to increase mission effectiveness. The system's tiny dimensions enable BLOS operations for the smallest UAS platforms, with remarkable data speeds needed to support real-time downloads of high resolution images."

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat's comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
203-972-0186
junefil@optonline.net